UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
necoBrands, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> May 17, 2021

Physical address of issuer
70 S. Sandusky Street, Suite 210, Delaware, OH 43015

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$94,516.31	$293,879.35
Cash & Cash Equivalents	$10,824.89	$253,847.75
Accounts Receivable	$0.00	$0.00
Short-term Debt	$347,217.55	$53,746.66
Long-term Debt	$0.00	$0.00
Revenues/Sales	$819,763.00	$1,043,721.00
Cost of Goods Sold	$152,856.07	$9,381.95
Taxes Paid	$1,717.89	$1,015.32
Net Income	$-492,833.93	$1,922.63


May 5, 2025

FORM C-AR

necoBrands, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by necoBrands, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://necotechusa.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

necoBrands, Inc. (the "Company") is a Delaware Corporation, formed on May 17, 2021.

The Company is located at 70 S. Sandusky Street, Suite 210, Delaware, OH 43015.

The Company's website is https://necotechusa.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Decarbonizing the construction industry by utilizing more advanced equipment, and creating eco-friendly materials to improve performance, increase safety, and make our infrastructure more sustainable for decades to come.

RISK FACTORS

Risks Related to the Company's Business and Industry

Technologies require further development and may not prove economical or fully feasible to bring to market at scale.

DoD Phase development work isn't guaranteed to develop into large scale government contracts.

Military needs are different than traditional markets and while scope is similar, the success in a military market doesn't guarantee success in large conventional markets.

Some of our team is part-time and while everyone intends to come on full time, there is risk that they don't.

Our technologies are going into established industries with specs around materials and processes that sometimes don't adapt to innovation as it occurs.

Therefore, there is risk of not being able to get all our material mix designs to fit into existing or new specifications . We expect to operate in a highly competitive environment in the future.

The ability to obtain human financial capital are always risks for startups.
While we have a solid team and have been able to "bootstrap " to this point, the next road ahead will require strong efforts on both fundraising and adding to the team. We have a solid plan for both, but there's always risk in achieving the plan for each.

Our short operating history may make it difficult to evaluate our business and future prospects.
We have provided financials prepared through year-end 2023; however, there is no guarantee that past financials will be indicative of future financials or that any financial projection will be achieved.

We license technology from national entities and are dependent on the licensors for use and protection of the technology.
Our use of the technology is granted to us through license agreements, the termination of which could have a material adverse effect on our business.

We have discretion over how we use the proceeds of this offering.
Although we have identified certain anticipated uses of the offering, we may determine that it is in the Company's best interests to allocate the proceeds other than currently designated. In addition, some of our contracts require that proceeds be allocated in specific ways, which may include set compensation for our team members or payments to university or non-profit contractors.

Our future success depends on the efforts of a small management team, which currently consists of one individual serving as the Company's sole director and officer.
The loss of services of the member(s) of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Decarbonizing the construction industry by utilizing more advanced equipment, and creating eco-friendly materials to improve performance, increase safety, and make our infrastructure more sustainable for decades to come.

Co-Issuer

Legal Name: necoBrands I, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2021-03-15

Address: 4104 24TH ST

Optional Address: PMB 8113

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number:

Contact:

Website: www.wefunder.com

Business Plan

See attached.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Flaherty

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

necoTech, CEO & Founder, 2019-Present necoPlastics, CEO & Founder, 2008-Present Yumii Kettle Corn Company, Co-Founder, 2012-Present

Education

Miami University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Flaherty

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

necoTech, CEO & Founder, 2019-Present necoPlastics, CEO & Founder, 2008-Present Yumii Kettle Corn Company, Co-Founder, 2012-Present

Education

Miami University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
1 vote per share**Anti-Dilution Rights**None**Amount outstanding**	**7,300,000**
SAFE (Simple Agreement for Future Equity)How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CFVoting Rights Type of security	**The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, these interest holders can vote to change the terms of the SAFE agreement without each individual investor's consent. The Company may offer subsequent convertible or equity securities to new investors . Such securities may or may not trigger conversion of the SAFE. If converted into equity securities of the Company, the Investor 's interest may be diluted by subsequently-issued securities, which means that the pro-rata portion of the Company represented by the Investor's**

	securities will decrease, which could also diminish the Investor's voting and/or economic rights. Subsequently- issued securities may also contain rights different from those being offered herein. If the SAFE converts to equity securities in the Company, the holders of subsequently-issued securities may have the ability to limit any voting or other rights granted to current Investors in or subsequent to the conversion. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or od1er outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Amount outstandingOther Material Terms or information.

NoneVoting Rights270,425	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CFAnti-Dilution Rights	SAFE Post-Money Valuation Cap: $20,000,000. Discount is 20%
Credit CardName of creditorRampAmount outstanding$20,673.15Other Material Terms or information. The Company has the following debt outstanding: **Type of debt**	
Interest rate and payment schedule Value of SAFE or Convertible Notes	Paid off monthly. No interest paid.

Number SoldMoney RaisedUse of ProceedsOff ering DateExempti on from Registration Used or	Paid off monthly		**Describe any collateral or security**	Unsecured	

Public OfferingOther material termsAmortization schedule The total amount of outstanding debt of the company is $20,673.15. The Company has conducted the following prior Securities offerings in the past three years: **Security Type**					
Percentage OwnedSteve Flaherty82.2%October 31, 2022Regulation CFSAFE (Simple Agreement for Future Equity)Maturity date January 1, 2024 **Ownership** The company is owned by Steve Flaherty. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own. **Name**	0				

$270,425.00R&D of Tech, hiring and operations, marketing, travel, and WeFunder fees

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

For the period ended December 31, 2023, the Company had revenues of $1,043,721 compared to the year ended December 31, 2022, when the Company had revenues of $881,965 - Assets . As of December 31, 2023, the Company had total assets of $280,089, including $235,460 in cash. As of December 31, 2022, the Company had $262,286 in total assets, including $228,723 in cash. - Net Income. The Company has had net income of $6,520 and net losses of $-77,320 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively. Liabilities. The Company's liabilities totaled $53,747 for the fiscal year ended December 31, 2023 and $42,464 for the fiscal year ended December 31, 2022.

The Company intends to improve profitability in the next 12 months by: Enhancing Operational Efficiency: Streamlining workflows, reducing production downtime, and optimizing resource allocation to lower operating costs. Expanding Revenue Streams: Introducing new products and services, pursuing new market segments, and strengthening cross-selling opportunities with existing customers. Cost Management: Implementing stricter cost controls, renegotiating supplier contracts, and reducing discretionary spending.

Liquidity and Capital Resources

On October 31, 2022 the Company conducted an offering pursuant to Regulation CF and raised $270,425.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature)   /s/Stephen Flaherty

(Name)   Stephen Flaherty
(Title)   Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

necoTech, LLC

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Chase 0327	20.18	13,920.18
TOTAL BUS CHK (8568)	10,804.71	239,927.57
Total Bank Accounts	**$10,824.89**	**$253,847.75**
Accounts Receivable		
ACCOUNTS RECEIVABLE	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Assets in Progress	0.00	0.00
Employee Receivable	24,433.03	12,938.03
Prepaid Assets	15,739.90	
UNDEPOSITED FUNDS	0.00	0.00
Total Other Current Assets	**$40,172.93**	**$12,938.03**
Total Current Assets	**$50,997.82**	**$266,785.78**
Fixed Assets		
Accumulated Depreciation	-34,905.97	-34,905.97
EQUIPMENT	7,525.00	
Intangible Assets		
Patent - ERDC	3,000.00	3,000.00
A/A - Patent ERDC	-783.49	-583.45
Total Patent - ERDC	**2,216.51**	**2,416.55**
Patent - USAF	3,000.00	3,000.00
A/A - Patent USAF	-733.48	-533.44
Total Patent - USAF	**2,266.52**	**2,466.56**
Total Intangible Assets	**4,483.03**	**4,883.11**
Mechanical Equipment	66,416.43	57,116.43
Total Fixed Assets	**$43,518.49**	**$27,093.57**
TOTAL ASSETS	**$94,516.31**	**$293,879.35**

necoTech, LLC

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
ACCOUNTS PAYABLE	35,620.19	30,000.00
Total Accounts Payable	**$35,620.19**	**$30,000.00**
Credit Cards		
American Express 71002	2,848.77	
American Express 91008	10,201.53	3,073.51
Ramp Credit Card	9,999.56	20,673.15
S. FLAHERTY (9473)	0.00	0.00
US Bank Visa	2,547.50	
Total Credit Cards	**$25,597.36**	**$23,746.66**
Other Current Liabilities		
Deferred Revenue	0.00	0.00
Halftone Loan	286,000.00	
Loans from Shareholder	0.00	0.00
Total Other Current Liabilities	**$286,000.00**	**$0.00**
Total Current Liabilities	**$347,217.55**	**$53,746.66**
Total Liabilities	**$347,217.55**	**$53,746.66**
Equity		
Paid-in Capital	5,000.00	5,000.00
Retained Earnings	-17,714.70	-19,637.33
SAFE Capital	252,847.39	252,847.39
Net Income	-492,833.93	1,922.63
Total Equity	**$ -252,701.24**	**$240,132.69**
TOTAL LIABILITIES AND EQUITY	**$94,516.31**	**$293,879.35**

necoTech, LLC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PP)
Income		
Discounts given	-3,500.00	
Revenue	823,263.00	1,043,721.00
Total Income	**$819,763.00**	**$1,043,721.00**
Cost of Goods Sold		
Direct		
Asphalt Plant_Equipment Repairs and Maintenance	1,892.74	
Direct Costs		
Asphalt Plant Equipment Rental/Lease	13,405.61	
Asphalt Plant Permits	3,151.30	
Asphalt Plant Shipping, Freight & Delivery	1,386.66	
Asphalt Plant Supplies & Materials	25,219.67	
Contract Labor		1,350.00
Equipment Fuel	4,004.52	237.55
Material	100,304.44	5,040.43
Rent & Lease - Equipment	2,123.78	
Shipping, Freight & Delivery	1,367.35	2,753.97
Total Direct Costs	**150,963.33**	**9,381.95**
Total Direct	**152,856.07**	**9,381.95**
Total Cost of Goods Sold	**$152,856.07**	**$9,381.95**
GROSS PROFIT	**$666,906.93**	**$1,034,339.05**
Expenses		
Charitable Contributions		1,323.60
Facilities		
Rent/ Lease - Office Space	29,708.70	16,606.62
Rent/ Lease - Warehouse	4,560.80	15,766.70
Temp/Shared Office Space	921.47	753.93
Utilities	1,957.84	1,941.45
Total Facilities	**37,148.81**	**35,068.70**
Fringe		
Employee Benefits		
Employee Wellness	950.62	26.80
Health Insurance	5,512.74	
Total Employee Benefits	**6,463.36**	**26.80**
Medical Expense		882.75
Total Fringe	**6,463.36**	**909.55**

necoTech, LLC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PP)
General and Administrative		
Business Gifts	1,500.00	
GA Business Insurance		
Executive Risk Insurance/ Cyber Insurance	5,372.00	2,110.00
General Liability/Umbrella Insurance		3,922.75
Property Insurance	2,504.41	
Workers Comp Insurance	270.00	144.20
Total GA Business Insurance	**8,146.41**	**6,176.95**
GA Conferences & Events	9,979.83	8,167.59
GA Marketing/Advertising	11,336.19	5,149.46
GA Office		
Bank Charges & Fees	1,199.39	150.00
GA Books and Publications	285.57	25.00
GA Dues and Subscriptions	3,651.86	12,069.38
GA Internet and Telephone	1,075.60	1,316.23
GA Office Supplies	2,004.38	4,325.91
GA Repairs and Maintenance	116.89	397.27
GA SaaS	16,217.60	14,269.11
GA Small Office Equipment/Software	5,385.75	1,727.41
GA Training and Seminars	2,350.69	8,130.62
Meals for Employers Convenience	9,620.35	4,605.06
Postage and Delivery	208.20	206.51
Total GA Office	**42,116.28**	**47,222.50**
GA Travel		4.25
GA Auto Fuel/Car Charging	75.00	22.85
GA Auto Rental	139.59	
GA Lodging	69.50	966.31
GA Meals	36.73	340.18
GA Mileage	4,452.07	
GA Other Travel Expense		175.89
GA Parking and Tolls	77.05	38.25
GA Taxi/ Ride Share Services		164.28
Total GA Travel	**4,849.94**	**1,712.01**
GA Vehicle Expense		1,681.41
Licenses and Taxes		
Licenses and Permits	283.32	7,299.00
Ohio Commercial Activity Tax	434.57	
Patents/Trademarks in Progress	1,000.00	2,023.00
State Franchise Taxes		768.00
Total Licenses and Taxes	**1,717.89**	**10,090.00**

necoTech, LLC

Profit and Loss
January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PP)
Professional Services		2,996.00
Accounting	23,610.00	20,145.00
Consulting	29,180.00	11,167.72
Contractors	900.00	11,150.00
Legal	42,779.50	16,421.00
Total Professional Services	**96,469.50**	**61,879.72**
Total General and Administrative	**176,116.04**	**142,079.64**
Internal Research and Development		
IRAD Contract Overhead		97,500.00
IRAD SaaS		1,848.84
IRAD Sub-Contractors	25,000.00	25,000.00
Total Internal Research and Development	**25,000.00**	**124,348.84**
Overhead		
Compensation		
OH Labor and Personnel	844,499.45	559,220.02
OH Labor and Personnel - Plant Operations	77,088.33	
Payroll Taxes	49,505.03	46,342.24
Total Compensation	**971,092.81**	**605,562.26**
OH Conferences and Events	11,284.59	15,961.63
OH Equipment Fuel	91.23	4,741.70
OH Equipment Repairs and Maintenance	2,023.07	19.05
OH Internet MOBILE PRIORITY_Asphalt Plant	500.00	
OH Small Tools & Equipment	6,360.42	224.25
OH Supplies and Equipment	1,841.14	6,166.54
OH Supplies Expense - Asphalt Plant	4,105.85	
OH Travel		
OH Air Travel	7,369.72	27,350.08
OH Auto Fuel/Car Charging	3,838.66	4,082.17
OH Auto Rental	2,168.61	6,682.64
OH Lodging	35,153.71	34,944.10
OH Meals	12,381.79	19,496.11
OH Other Travel Expenses	774.95	222.83
OH Parking and Tolls	2,263.04	3,185.32
OH Taxi/ Ride Share Services/ Rail & Bus	2,291.08	3,956.88
Total OH Travel	**66,241.56**	**99,920.13**
Payroll Processing Fees	2,294.00	1,587.00
Total Overhead	**1,065,834.67**	**734,182.56**
Total Expenses	**$1,310,562.88**	**$1,037,912.89**
NET OPERATING INCOME	**$ -643,655.95**	**$ -3,573.84**

necoTech, LLC

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PP)
Other Income		
Awards	2,000.00	
Grants - Taxable		4,597.00
HIP Cost Reimbursement	149,979.24	
Interest Income	3,795.71	3,175.59
Total Other Income	**$155,774.95**	**$7,772.59**
Other Expenses		
Amortization Expense	400.08	400.08
Interest Expense	87.58	
Unallowable G&A		
Unallowable Employee Morale	1,477.76	22.54
Unallowable Meals and Entertainment	2,480.51	1,391.10
Unallowable Vehicle Expense	507.00	462.40
Total Unallowable G&A	**4,465.27**	**1,876.04**
Total Other Expenses	**$4,952.93**	**$2,276.12**
NET OTHER INCOME	**$150,822.02**	**$5,496.47**
NET INCOME	**$ -492,833.93**	**$1,922.63**

necoTech, LLC
Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-492,833.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ACCOUNTS RECEIVABLE	0.00
Employee Receivable	-11,495.00
Prepaid Assets	-15,739.90
Intangible Assets:Patent - ERDC:A/A - Patent ERDC	200.04
Intangible Assets:Patent - USAF:A/A - Patent USAF	200.04
ACCOUNTS PAYABLE	5,620.19
American Express 71002	2,848.77
American Express 91008	7,128.02
Ramp Credit Card	-10,673.59
US Bank Visa	2,547.50
Halftone Loan	286,000.00
Loans from Shareholder	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**266,636.07**
Net cash provided by operating activities	**$ -226,197.86**
INVESTING ACTIVITIES	
EQUIPMENT	-7,525.00
Mechanical Equipment	-9,300.00
Net cash provided by investing activities	**$ -16,825.00**
NET CASH INCREASE FOR PERIOD	**$ -243,022.86**
Cash at beginning of period	253,847.75
CASH AT END OF PERIOD	**$10,824.89**

necoTech, LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,922.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Assets in Progress	18,025.83
Employee Receivable	-11,466.00
1978 JetVet (deleted):A/D - 1978 JetVet (deleted)	-13,471.97
Accumulated Depreciation	34,905.97
EQUIPMENT:Asphalt Belt Conveyor (deleted):A/D Asphalt Belt Conveyor (deleted)	-21,434.00
Intangible Assets:Patent - ERDC:A/A - Patent ERDC	200.04
Intangible Assets:Patent - USAF:A/A - Patent USAF	200.04
ACCOUNTS PAYABLE	30,000.00
American Express 91008	3,073.51
Ramp Credit Card	-21,790.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,242.72**
Net cash provided by operating activities	**$20,165.35**
INVESTING ACTIVITIES	
1978 JetVet (deleted)	13,471.97
EQUIPMENT:Asphalt Belt Conveyor (deleted)	21,434.00
Mechanical Equipment	-48,334.80
Net cash provided by investing activities	**$ -13,428.83**
NET CASH INCREASE FOR PERIOD	**$6,736.52**
Cash at beginning of period	247,111.23
CASH AT END OF PERIOD	**$253,847.75**